September 22, 2015

VIA EDGAR

Barbara Jacobs, Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:                             Paylocity Holding Corporation

Acceleration Request for Registration Statement on Form S-3/A

File No. 333-206941

Dear Ms. Jacobs:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, William Blair & Company, L.L.C. and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters (the “Representatives”), hereby join Paylocity Holding Corporation (the “Company”) in requesting the Commission accelerate and declare the above-referenced Registration Statement effective on September 24, 2015 at 4:00 p.m. New York City time or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 of the Act, please be advised that we expect to distribute approximately 858 copies of the Company’s preliminary prospectus, dated September 23, 2015, to underwriters, dealers, institutions and others.

The Representatives confirm on behalf of themselves and the several underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

WILLIAM BLAIR & COMPANY, L.L.C.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

As Representatives of the several Underwriters

Deutsche Bank Securities Inc.

By:	/s/ Joseph P. Coleman
Name:	Joseph P. Coleman
Title:	Managing Director

Deutsche Bank Securities Inc.

By:	/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Vice President

William Blair & Company, L.L.C.

By:	/s/ Art Simon
Name:	Art Simon
Title:	General Counsel

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Keith Lister
Name:	Keith Lister
Title:	Managing Director

[Signature Page to Underwriter Acceleration Request]